                                  Exhibit 2.8

                  SUPPLEMENT TO PRIVATE PLACEMENT MEMORANDUM

                                 USTrails Inc.

                                 July 15, 1996

Certain Holders of USTrails Inc. 12% Secured Notes
Due 1998 and Additional Series 12% Secured Notes
Due 1998 (collectively, the "Secured Notes")

     Re:  Private Placement Memorandum of USTrails Inc. dated June 28, 1996

Ladies and Gentlemen:

          The following information amends and supplements the Private Placement Memorandum dated June 28, 1996 ("Memorandum") of USTrails Inc. (the "Company") in connection with its private offer to exchange, on the terms and conditions set forth therein and the related Letter of Transmittal, Secured Notes for, in each case per $1,000 in principal amount: $400 in cash (including $40.59 prepaid interest), $492 in principal amount of Senior Subordinated Pay-In-Kind Notes due 2003 and 45 shares of Common Stock, plus accrued interest of $60 per $1,000 in principal amount through July 15, 1996 in cash. Capitalized terms used herein and not otherwise defined have the meaning given them in the Memorandum.

CONTINUING NEGOTIATIONS - SENIOR SECURED CREDIT FACILITY

          The Company is working with Foothill Capital Corporation ("Foothill") to obtain by July 17, 1996 all of the new senior secured financing required for the Company to consummate the Restructuring Transaction. Preparation for a closing is under way subject to final credit approval by Foothill. The Company has previously disclosed that it executed a letter of intent with Foothill under which Foothill proposed to lead the Senior Secured Credit Facility for use in connection with the Restructuring Transaction.

          The senior secured credit facility proposed by Foothill (the "Foothill Facility") will be a $38 million facility, of which $32 million is anticipated to be drawn at closing, and will bear interest at the prime rate plus 2-3/4% per annum. In addition, upon termination of the facility, the Company will be required to pay Foothill a fee sufficient to cause Foothill's internal rate of return on actual outstandings under the Foothill Facility to equal 14.5%. The Foothill Facility will require that interest payments on the Senior Subordinated PIK Notes be made in kind while the Foothill Facility is outstanding.

          Foothill has required as a condition to funding the Foothill Facility that the Company reorganize its subsidiary structure. Pursuant to such reorganization, Trails will be merged into the Company and certain wholly-owned subsidiaries of NACO will be merged into NACO. The Company's obligations under the Senior Subordinated PIK Notes will be unconditionally guaranteed, jointly and severally, by all surviving Subsidiaries of the Company, other than the Company's immaterial utility subsidiary.

TERMS OF THE RESTRUCTURING TRANSACTION

          On July 15, 1996, an interest payment aggregating approximately $6.1 million is payable to holders of record on July 1, 1996 and a mandatory redemption of approximately $18.6 million in principal amount is also payable. In light of the pending restructuring, the Company has determined to withhold such payments, but in consequence thereof intends on the date the Restructuring Transaction is consummated to pay interest at the applicable default rate, equaling $0.39 per day per $1,000 in principal amount of Secured Notes, accruing from July 16, 1996 to the date of consummation of the Restructuring Transaction in respect of Secured Notes accepted by the Company for exchange. In addition, the Company intends on the date of consummation of the Restructuring Transaction to pay the July 15, 1996 interest payment, plus interest at the applicable default rate equaling $0.02 per day per $1,000 in principal amount of Secured Notes, to the holders of record on July 1, 1996. The failure to make the interest payment and the mandatory redemption payment will be an Event of Default under the Secured Note Indenture, and there can be no assurance that the Restructuring Transaction will be consummated.

          The Exchange Offer has been extended to and is now scheduled to expire at 4:00 p.m., Eastern time, Tuesday, July 16, 1996. The Exchange Offer was previously scheduled to expire at 4:00 p.m., Friday, July 12, 1996, the expiration date of the Tender Offer. As of 4:00 p.m. eastern time, Friday July 12, 1996, Secured Notes sufficient to satisify the Minimum Exchange Condition had been delivered for exchange pursuant to the Exchange Offer. The Tender Offer expired according to its terms at 4:00 p.m., Eastern time, Friday, July 12, 1996. Secured Notes aggregating approximately $10,044,000 in principal amount had been tendered pursuant to the Tender Offer as of the expiration and as a consequence the condition to the Exchange Offer and the Tender Offer that $10 million in aggregate principal amount of Secured Notes must be validly tendered and not withdrawn prior to the expiration date as a condition of the consummation of the Exchange Offer has been fulfilled. The Exchange Offer and Tender Offer remain subject to all other conditions set forth in the Memorandum, as supplemented. The Company has waived the requirement that Exchanging Noteholders not participate in the redemption of unexchanged and untendered Secured Notes.

NET OPERATING LOSS CARRYFORWARDS; TRANSFER RESTRICTIONS

          Since distribution of the Memorandum, the Company has been made aware of certain transactions that have occurred or will shortly occur with respect to its Common Stock and the Secured Notes involving its stockholders and Exchanging Noteholders. As a result of these transactions, the Company believes that an affiliate of CM Strategic should also be treated as beneficially owning at least 4.75% of the Company's Common Stock after consummation of the Exchange Offer. Consequently, the Company now expects that the issuance of Common Stock in the Exchange Offer will result in a change in ownership for purposes of Section 382 of as much as 45%, less than the 50% change required to cause an "ownership change." The increased change in ownership as a result of approval and consummation of the Exchange Offer increases further the possibility of triggering an ownership change of the Company through the regular trading of the Common Stock.

          Because of this increased risk, the Company seeks to extend the Contractual Transfer Restrictions to also restrict any shares of Common Stock that an Exchanging Noteholder purportedly acquires after the consummation of the Restructuring Transaction, in addition to such Exchanging Noteholders' existing shares and shares acquired in the Exchange Offer. The By-Law Restrictions and the Contractual Transfer Restrictions will therefore extend to any shares of Common Stock that an Exchanging Noteholder purportedly acquires after the consummation of the Restructuring Transaction and that are not already subject to such restrictions.

          As a consequence, paragraph (5) of "Notice to Exchanging Noteholders" in the Private Placement Memorandum is hereby supplemented as follows:

               Each Holder agrees that the defined term "Holder Stock" for purposed of the Exchange Offer shall refer to all Common Stock now held or hereafter purportedly acquired by such Holder, and that Holder Stock shall be subject to the restrictions set forth in Article Nine of the By-Laws of the Company to the same extent as if such Holder Stock constituted "Post-Amendment Common Stock" (as such terms are defined in Article Nine of the By-Laws).

          Finally, as a result of the increased risk of an ownership change, the By-Law Restriction and the Contractual Transfer Restrictions will no longer exempt any transfer so long as the transfer does not create a greater than 48% ownership change. Rather, the By-Law Transfer Restrictions and the Contractual Transfer Restrictions will exempt transfers only if the transfers do not result in a net increase in the amount of ownership change.

          The By-Law Restriction and Contractual Transfer Restrictions may have the effect of reducing the liquidity of the Common Stock, and reducing the price at which the Common Stock may trade and otherwise affect the marketability of the Common Stock by discouraging acquisitions of large blocks of Common Stock.

          Acceptance by an Exchanging Noteholder of the Exchange Consideration will be deemed to evidence the agreement of such Exchanging Noteholder to the additional Contractual Transfer Restrictions and By-Law Restriction described in this Supplement.

INTERESTS OF MANAGEMENT AND OTHERS

          William J. Shaw Employment Agreement. As previously disclosed, consummation of the Restructuring Transaction would adversely effect the one-time bonus to which Mr. Shaw is entitled under his employment agreement with the Company. In order to ensure that he will receive the material benefit of his original agreement, since the date of the Memorandum Mr. Shaw has exercised his right to receive such bonus. Mr. Shaw is entitled to a payment of $1,270,589, of which $952,927, representing 75%, is payable immediately. The additional $317,662 will be payable on May 11, 1997, provided that Mr. Shaw is employed by the Company on that date. In addition, the Board of Directors has agreed in the event the Restructuring Transaction is consummated to grant Mr. Shaw an option to purchase the number of shares of Common Stock representing 9% of the outstanding Common Stock after the Restructuring Transaction. The exercise price would be equal to the average closing bid quotation for the Common Stock as quoted through the NASD OTC Bulletin Board and National Quotation Bureau's Pink Sheets for the ten Business Days immediately following the date the Restructuring Transaction is consummated, but in any event no less than $0.50 per share or more than $1.00 per share. The options granted to Mr. Shaw will be exercisable immediately, in full or in part, for a term of ten years, while Mr. Shaw is in the employ of the Company and for a 90 day period thereafter. However, Mr Shaw will not be permitted to exercise the options if, and to the extent that, such exercise would cause an increase in the amount of "ownership change" within the meaning of Section 382 of the Code, in which event the term of the option will be extended, if necessary, such that Mr. Shaw will have at least a 90 day period after such limitations cease within which to exercise the options.

          In the event the Restructuring Transaction is not consummated, The Board of Directors and Mr. Shaw intend to renegotiate the terms of Mr. Shaw's employment agreement.

  SC Fundamental Common Stock Transfer. SC Fundamental and CM Strategic have informed the Company that they intend for CM Strategic, prior to acceptance by the Company of

Secured Notes in the Exchange Offer, to acquire a sufficient number of shares from SC Fundamental to permit SC Fundamental to receive the Exchange Consideration without violating certain provisions of the NGCL. The Company has been advised that, in the event the Restructuring Transaction is consummated, CM Strategic intends to sell to SC Fundamental approximately $1 million in principal amount of Senior Subordinated PIK Notes. After giving effect to such transfers and consummation of the Restructuring Transaction (assuming satisfaction of the Minimum Exchange Condition), CM Strategic would beneficially own approximately 42% of outstanding Common Stock and approximately $10.3 million (representing approximately 25.7%) in principal amount of Senior Subordinated PIK Notes.

  The Secured Note Indenture provides that upon a "Change of Control" the Company must make an offer to repurchase all of the Secured Notes within a certain period of time thereafter. A Change of Control is defined to include the acquisition by any Person or Group (as defined in the Secured Note Indenture) of more than 50% of the voting power of the Voting Stock (as defined in the Secured Note Indenture) of the Company. If the acquisition by CM Strategic of all of the SC Fundamental shares is effected and the Restructuring Transaction is not consummated, the Company may be obligated to offer to repurchase all of the Secured Notes at 100% of the principal amount thereof and, if it were so obligated, it would not have the financial resources available to do so.